

March 1, 2011

Eric A. Rose, M.D.
Chief Executive Officer
SIGA Technologies, Inc.
35 East 62nd Street
New York, NY 10065

     Re: **SIGA Technologies, Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2009
          Filed March 10, 2010
          File No. 000-23047

Dear Dr. Rose:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director